Filed pursuant to Rule 433
Registration Statement No. 333-140456
2-Year Noncallable Note, 2yr CMS Range Accrual
(Principal Protected upon redemption at Maturity)
Final Indicative Terms, 30 August 2007
USMTN Terms

Issuer:	Eksportfinans ASA

Trade Date:	30 August 2007

Issue Date:	10 September 2007

Maturity Date:	10 September 2009

USD Notional Amount:	USD 10,080,000.00

Issue Price:	100.00%

Underwriting Fees:	0.25%

Net Proceeds:	99.75%

Redemption Price:	100.00%

Coupon	7.15%, subject to Range Accrual Provision

(Quarterly, 30/360, unadjusted)

Range Accrual Provision:	Interest accrues quarterly provided that the value of the Range Accrual Index on the Accrual Index Quarterly Fixing date is within the Accrual Range. Interest accrues at 0.00% otherwise.

Range Accrual Index:	2 Year Constant Maturity Swap (CMS) Fixing

	Period Start and End Dates	Range
Accrual Range:
	10 Sep 07 – 10 Dec 07	4.125% (inclusive) – 5.50% (inclusive)
	10 Dec 07 – 10 Mar 08	4.125% (inclusive) – 5.50% (inclusive)
	10 Mar 07 – 10 Jun 08	4.125% (inclusive) – 5.50% (inclusive)
	10 June 08 – 10 Sep 08	4.125% (inclusive) – 5.50% (inclusive)
	10 Sep 08 – 10 Dec 08	4.125% (inclusive) – 5.50% (inclusive)
	10 Dec 08 – 10 Mar 09	4.125% (inclusive) – 5.50% (inclusive)
	10 Mar 09 – 10 Jun 09	4.125% (inclusive) – 5.50% (inclusive)
	10 June 09 – 10 Sep 09	4.125% (inclusive) – 5.50% (inclusive)

Accrual Index Quarterly Fixing:	Fixing Date is 2 Business Days prior to the Coupon Calculation Period end date, subject to Rate Cut-Off Date: On non-New York business days, the same fixing will apply as on the most recent New York business day. The fixing for days falling after 2 Business Days prior to the end of the Coupon Calculation Period will be the same as that for 2 Business Days prior (the Rate Cut-Off Date).

2 Year CMS Fixing:	2 Year Constant Maturity Swap on the respective calendar day.

Source: Reuters page ISDAFIX1 as of 11:00 am NY time

Coupon Calculation Period:	Quarterly from the Issue Date

Coupon Payment Date:	Quarterly from the Issue Date

Business Days for Payment:	New York and London

Business Days for Fixing:	U.S. Government Securities Business Days

Business Day Convention:	Modified Following

Dealer:	Goldman Sachs & Co

Calculation Agent:	Goldman Sachs International

Clearing:	DTC

Denominations:	USD 10,000.00

Listing:	None

Documentation:	According to the Issuer’s USMTN Programme
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-886-471-2526.

DISCLAIMER:
This material has been prepared specifically for you by the Fixed Income Trading/ Sales Department and is not a product of the Fixed Income Research Department. All materials, including proposed terms and conditions, are indicative and for discussion purposes only. Finalized terms and conditions are subject to further discussion and negotiation. Opinions expressed are our present opinions only. Goldman Sachs does not provide accounting, tax or legal advice; however, you should be aware that any proposed indicative transaction could have accounting, tax, legal or other implications that should be discussed with your advisors and or counsel. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. We are under no obligation to extend, renew or otherwise restructure any proposed indicative transaction. Further information regarding this material may be obtained upon request.
Each person receiving this document should consult his/her own professional investment advisor to ascertain the suitability of the notes as an investment. Neither the Issuer nor the Dealer make any representations as to (a) the suitability of the notes for any particular investor (b) the appropriate accounting treatment of possible tax consequences of investing in the notes or (c) the future performance of the notes either in absolute terms or relative to competing investments. This document does not constitute an offer or invitation to acquire any notes or to enter into any agreement and we are not soliciting any action based upon it.
Goldman Sachs (“GS”) or any of its affiliates may from time to time have long or short positions in, or buy and sell, securities, commodities, futures or options identical or related to those mentioned herein. With respect to sales by GS, these notes are suitable only for expert investors and will not be made available by us to any private customers (as defined by The Financial Services Authority (“FSA”)). In connection with its distribution in the UK, this material has been issued and approved by GS, authorized and regulated by the FSA. Further information is available on request.
Please note that there is no market for the notes and that no assurance can be given as to the liquidity of any trading market for the notes and that it is unlikely that a trading market for the notes will develop. Furthermore, although the Dealer may from time to time make a market in the notes, neither the Dealer nor any affiliate thereof is under any obligation to do so and, following the commencement of any market-making, may discontinue the same at any time. Accordingly, the Purchaser must be prepared to hold the notes for an indefinite period of time or until the time of their stated maturity.
This material has been prepared specifically for you and contains indicative terms only. All material contained herein, including proposed terms and conditions are for discussion purposes only. Finalized terms and conditions are subject to further discussion and negotiation. Goldman Sachs does not provide accounting, tax or legal advice; such matters should be discussed with your advisors and or counsel. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of this material that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.
Valuation & Secondary Market
Assuming no changes in market conditions or any other relevant factors, the value of your note on the date of the pricing supplement (as determined by reference to pricing models used by Goldman Sachs) is significantly less than the original issue price. The value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the offered notes, the price quoted by Goldman Sachs would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your note that Goldman Sachs will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman Sachs. If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman Sachs. Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. There is no assurance that Goldman Sachs or any other party will be willing to purchase your note; and, in this regard, Goldman Sachs is not obligated to make a market in the notes.